Exhibit 23(c)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of DSW Inc. on Form S-8 of our reports dated March 28, 2011, relating to the financial statements and financial statement schedule of Retail Ventures, Inc. and subsidiaries (the “Company”) (which reports express an unqualified opinion and include an explanatory paragraph relating to the retrospective application of the new accounting guidance on accounting for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) and new accounting guidance on accounting for noncontrolling interests in consolidated financial statements, which became effective February 1, 2009), and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of the Company for the year ended January 29, 2011.

/s/ DELOITTE & TOUCHE LLP

Columbus, Ohio

June 30, 2011